SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2016
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Corporate Taxpayer’s ID (CNPJ/MF): 33.042.730/0001-04

Publicly-held Company

São Paulo, May 16th, 2016.

To

Mr. Nelson Barroso Ortega

Superintendência de Acompanhamento de Empresas

BM&FBovespa

Cc:

CVM - Comissão de Valores Mobiliários

Mr. Fernando Soares Vieira

(Superintendente de Relações com Empresas)

Mr. Francisco José Bastos Santos

(Superintendente de Relações com o Mercado e Intermediários)

Ref.: Official Letter SAE 2177/2016 on May 13th 2016 – clarification request about information published by the press.

In attendance of the Official Letter SAE 2177/2016 on May 13th, 2016, which request clarification about the news on Valor Econômico, in your 05/13/2016 edition, which includes, among other information, that the Company (i) will announce in this quarter an asset sale to reduce indebtedness; and (ii) expects its total CAPEX to be around R$ 1.2 billion in 2016 (in 2015 it was R$ 2.2 billion), against a previous guidance of R$ 1.5 billion in the end of 2015, we clarify the following:

•        On May 12th, 2016, the Company hold a Conference call with live broadcast on the internet (webcast), relating to its 1Q16 Earnings Release and management current perspectives about the Company (“Conference Call”).

•        The Conference Call had its schedule previously announced and the event was open to the market with wide participation of investors and analysts, allowing them to ask questions about the leverage reduction plan, as well as the asset sales expectations and planned investments for 2016, according to the Conference Call in the minutes 22:12 and 24:07, respectively.

COMPANHIA SIDERÚRGICA NACIONAL

Corporate Taxpayer’s ID (CNPJ/MF): 33.042.730/0001-04

Publicly-held Company

•      We reaffirm that some statements made during this conference call relative to CSN's business prospects, operational and financial projections and goals are beliefs and assumptions of the Company's management and they could affect the results and the performance of the Company and future events. The actual results, Company´s performance and future events could be materially different from those expressed in such forward-looking statements as a consequence of economic conditions of Brazil and other countries, interests rates, exchange rates, future renegotiations or obligation prepayments or credit denominated in foreign currency, protectionist measures in the United States, Brazil and others countries, changes in law and regulations and general competitive factors (in global, regional and national base).

•        Both presentation and full content of the Conference Call audio are available on CSN's Investor Relations website (www.csn.com.br/ir), on the “Webcast 1Q16” section.

•        Other information can be obtained in the Quarterly Financial Statement (ITR), and available in the Comissão de Valores Mobiliários – CVM (www.cvm.gov.br), BM&FBovespa (www.bmfbovespa.com.br) and the Company (www.csn.com.br/ri) websites.

We are available for any further clarifications deemed necessary.

São Paulo, May 16th 2016.

Paulo Rogério Caffarelli

IR Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 16, 2016

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Rogério Caffarelli
Paulo Rogério Caffarelli Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.